FORM 4
[ ] Check this box if no longer                U.S. SECURITIES AND EXCHANGE COMMISSION
    subject to Section 16. Form                        Washington, D.C. 20549
    4 or Form 5 obligations may
    continue.  See Instruction 1(b).        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
   Lancer Partners, Limited Partnership        DRS Technologies, Inc. (f/k/a Diagnostic\      ___ Director      _X_ 10% Owner
__________________________________________  ___Retrieval Systems, Inc. (DRS)_____________     ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for              title below)      below)
                                               Security Number of      Month/Year
475 Steamboat Road                             Reporting Person
                                               (Voluntary)             October 2000
____________________________________________                        ___________________________________________________________
                 (Street)                                           5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                       Original (Month/Year)     (Check Applicable Line)
Greenwich       Connecticut      06930                                                        ___ Form Filed by One Reporting Person
__________________________________________                                                    _X_ Form Filed by More Than One
  (City)          (State)          (Zip)                                                          Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                (Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                  Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, $.01 par value  N/A*        N/A*         N/A*        N/A*   N/A*         549,750           D
  per share
Common Stock, $.01 par value  N/A*        N/A*         N/A*        N/A*   N/A*          27,800           I             See p. 3 of
  per share                                                                                                             Attached
Common Stock, $.01 par value  N/A*        N/A*         N/A*        N/A*   N/A*       1,151,350           I             See p. 3 of
  per share                                                                                                             Attached
                                                                          Total      1,728,900



* If this form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                      (Print or Type Responses)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V        (A)        (D)        able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Option (right to buy)                  $17.50        10/12/00      J*                         549,750     10/12/00      04/11/01
Option (right to buy)                  $17.50        10/12/00      J*                          27,800     10/12/00      04/11/01
Option (right to buy)                  $17.50        10/12/00      J*                       1,151,350     10/12/00      04/11/01
                                                                                            1,728,900

                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                                                                             Securities       Derivative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Option (right to buy)   Common Stock, $0.01       549,750     N/A*          N/A*             N/A*              N/A*
                        par value per share
Option (right to buy)   Common Stock, $0.01        27,800     N/A*          N/A*             N/A*              N/A*
                        par value per share
Option (right to buy)   Common Stock, $0.01     1,151,350     N/A*          N/A*             N/A*              N/A*
                        par value per share
                                                1,728,900

Explanation of Responses

* See p.3 of attached.

                                                                    LANCER PARTNERS, LIMITED PARTNERSHIP
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and              By: Lancer Management Group, II, LLC, General Partner
  15 U.S.C. 78ff(a).
                                                                    By: /s/ Michael Lauer
Note:  File three copies of this Form,                                -----------------------
       one of which must be manually signed.                          Michael Lauer
       If space provided is insufficient, see Instruction 6           Manager
       for procedure.
                                                                    Date: November 3, 2000
                                                                         ------------------
                                                                                                                             Page 2
                                                                                                                     SEC 1474 (8-92)

Designated Filer:        Lancer Partners, Limited Partnership

Date of Event:           10/12/00

Issuer Name and Symbol:  DRS Technologies, Inc. (f/k/a Diagnostic/Retrieval
                         Systems, Inc.) (DRS)

-----------------------------------------------------------------------------

          This Form 4 is filed by Lancer Partners, Limited Partnership
("Lancer Partners"), Michael Lauer ("Lauer") and Lancer Offshore, Inc.
("Lancer Offshore") (collectively the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Lauer's principal business address is 475 Steamboat Road,
Greenwich, Connecticut 06930. Lancer Partners's principal business address is 475 Steamboat Road, Greenwich, Connecticut 06930. Lancer Management Group
II, LLC, a Connecticut limited liability company ("LMG II"), is the sole general partner of Lancer Partners. Lauer is the sole manager and principal member of LMG II and he controls all of its operations and activities and, as such, Lauer has full voting and dispositive power with respect to all of the securities owned by Lancer Partners. Lancer Offshore's principal business address is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box
812, Curacao, Netherlands Antilles.  Lancer Management Group, LLC, a
Connecticut limited liability company ("LMG"), is the sole investment manager of Lancer Offshore. Lauer is the sole manager and principal member of LMG and he controls all of its operations and activities and as such, has full voting and dispositive power with respect to all of the securities owned by Lancer Offshore.

     Set forth below are the names of the Members and the amount of securities beneficially owned (all ownership is direct):


                         Amount of Securities
     Name of Member      Beneficially Owned
     --------------      ------------------
     Lancer Partners          549,750
     Lauer                     27,800
     Lancer Offshore        1,151,350
                           ----------
               Total        1,728,900
                           ==========

     On October 12, 2000, each of the Members has granted to The Veritas Capital
Fund, L.P., a Delaware limited partnership, an option to purchase all shares of DRS Technologies, Inc. common stock they respectively own.


Designated Filer:        Lancer Partners, Limited Partnership

Date of Event:           10/12/00

Issuer Name and Symbol:  DRS Technologies, Inc. (f/k/a Diagnostic/Retrieval
                         Systems, Inc.) (DRS)

_____________________________________________________________________________


                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2000

                              LANCER PARTNERS, LIMITED PARTNERSHIP

                              By:  Lancer Management Group II, LLC,
                                   General Partner

                              By:  /s/ Michael Lauer
                                   -----------------------
                                   Name:     Michael Lauer
                                   Title:    Manager


                              LANCER OFFSHORE, INC.

                              By:  Lancer Management Group, LLC
                                   Investment Manager

                               By: /s/  Michael Lauer
                                   -----------------------
                                   Michael Lauer, Manager


                              /s/ Michael Lauer
                              ----------------------------
                              MICHAEL LAUER


